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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

ECC INTERNATIONAL CORP.
(Name of Subject Company)

COMMON STOCK, $.10 PAR VALUE
(Title of Class of Securities)

268255106
(CUSIP Number of Class of Securities)

ROBERT L. COLLINS
CHIEF EXECUTIVE OFFICER
ECC INTERNATIONAL CORP.
2001 WEST OAK RIDGE ROAD
ORLANDO, FLORIDA
(407) 859-7410

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

with a copy to:

STEVEN WOLOSKY,
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY, LLP
505 PARK AVENUE
NEW YORK, NEW YORK
(212) 753-7200

ECC INTERNATIONAL CORP.
2001 WEST OAK RIDGE ROAD
ORLANDO, FLORIDA 32809-3203

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES AND EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

BACKGROUND INFORMATION

        This Information Statement is being mailed on August 27, 2003 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "14D-9") of ECC International Corp., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the possible selection of persons to be designated by Cubic Corporation, a Delaware corporation ("Cubic" or "Parent"), to at least a majority of the seats on the Board of Directors of the Company (the "Board").

        On August 20, 2003, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and CDA Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"), pursuant to which Purchaser has commenced a tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (the "Common Stock"), of the Company (the "Shares"), at a purchase price of $5.25 per Share, net to each seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 27, 2003 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal") and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the "Offer"). The Offer is described in Purchaser's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on August 27, 2003 (as may be amended or supplemented from time to time, the "Schedule TO"). Copies of the Offer to Purchase and Letter of Transmittal have been mailed to the stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the 14D-9.

        The Merger Agreement provides that, subject to the satisfaction of certain conditions, following completion of the Offer, and in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation (the "Surviving Corporation") and wholly-owned subsidiary of Parent. As a result of the Merger, each outstanding Share (other than Shares held by stockholders of the Company who have properly exercised their appraisal rights under the DGCL, shares of Common Stock held in the treasury of the Company, and Shares held by Parent or any direct or indirect wholly owned subsidiary of Parent or the Company) will be converted, at the effective time of the Merger (the "Effective Time"), into the right to receive the Offer Price.

        The Offer, the Merger and the Merger Agreement are more fully described in the 14D-9, which was filed by the Company with the SEC on August 27, 2003, and which is being mailed to the stockholders of the Company.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein directly related to Parent, Purchaser or the Parent Designees (as defined herein) has been provided by Parent.

        You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein and the Company, Parent and Purchaser do not need any action or consent from you.

        Pursuant to the Merger Agreement, Purchaser commenced the Offer on August 27, 2003. The Offer will expire at 12:00 midnight, New York City time, on September 24, 2003, unless Purchaser extends it in accordance with the terms of the Merger Agreement and the Offer.

VOTING SECURITIES OF THE COMPANY

        The Common Stock is the only class of equity securities entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock has one vote. As of August 20, 2003, there were 7,908,022 shares of Common Stock outstanding.

RIGHT TO DESIGNATE DIRECTORS AND PARENT DESIGNEES

        The Merger Agreement provides that, effective upon the acceptance of and payment for at least a majority of the outstanding Shares pursuant to the Offer, Parent shall be entitled to designate a majority of the total number of directors (the "Parent Designees") on the Company's board of directors. The Company shall, upon the request of Parent, take all action necessary to cause the Parent Designees to be elected or appointed to the Board, including, if necessary, increasing the number of directors and seeking the resignations of one or more current directors. To the extent requested by Parent, the Company shall also cause individuals designated by Parent to constitute at least the same percentage (rounded up to the next whole number) on each committee of the Board and each board of directors of each subsidiary of the Company (and each committee thereof) as the number of directors designated by Parent represents on the Company's board of directors. If Parent and/or Purchaser acquires 85% or more of the shares of the Company Common Stock outstanding then Parent shall be entitled to designate all members of each committee of the Board and each board of directors of each subsidiary of the Company (and each committee thereof). The parties to the Merger Agreement shall use their respective reasonable efforts to ensure that at least one of the members of the Company's board of directors shall, at all times prior to the effective time of the Merger ("Effective Time"), be a director of the Company who was a director of the Company on the date of the Merger Agreement (the "Continuing Director"), provided that if no Continuing Director shall remain for any reason, the other directors of the Company then in office shall designate one person to fill such vacancy who is not an officer or employee or affiliate of the Company, Parent or Purchaser or any of their respective affiliates and such person shall be deemed to be a Continuing Director for all purposes of the Merger Agreement.

        Following the election or appointment of the Parent Designees pursuant to the Merger Agreement and until the Effective Time, the approval of a majority of the Continuing Directors shall be required to authorize any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Company's board of directors, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, any consent or action by the board of directors of the Company with respect to the Merger Agreement or the Merger and any other action of the Company with respect to the Merger Agreement or the Merger which adversely affects the holders of shares of Company Common Stock (other than Parent or Purchaser). If there is no Continuing Director, such actions may be effected by majority vote of the active board of directors.

        The Parent Designees will be selected by Parent from the individuals listed below, each of whom has consented to serve as a director of the Company, if appointed or elected, and to be named herein. None of the Parent Designees currently is a director of, or holds any position with, the Company. Parent has advised the Company that, to its knowledge, none of the Parent Designees or entities that they control beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than with respect to transactions among Parent, Purchaser and the Company that have been described in the Schedule TO and/or the 14D-9.

        Parent has further advised the Company that, to its knowledge, none of the Parent Designees, and no associate of any Parent Designee, is a party to any material legal proceeding adverse to the Company, and that no Parent Designee has, in the past five years, filed for bankruptcy, been convicted in a criminal proceeding, been the subject of an order barring such person from engaging in activities relating to transactions in securities, or has been found to have violated any federal or state securities laws, in any such case that would require disclosure under the rules of the SEC.

        The name, present principal occupation or employment and five-year employment history of each of the potential Parent Designees are set forth below.

Gerald R. Dinkel	Mr. Dinkel was appointed President and Director of the Purchaser on August 15, 2003. Mr. Dinkel has served as Vice President of Cubic and President and Chief Executive Officer of Cubic Defense Applications, Inc., a wholly-owned subsidiary of Cubic, since 2000. For the prior 28 years, Mr. Dinkel was a senior manager at Lockheed Martin Corporation and held a variety of management positions with Westinghouse Electronic Systems.
William W. Boyle
Mr. Boyle was appointed as Vice President, Chief Financial Officer and Director of the Purchaser on August 15, 2003. Mr. Boyle has served as a Director of Cubic since 1995, and as Vice President and Chief Financial Officer of Cubic since 1983. Mr. Boyle is a member of the West Coast Advisory Board of Protection Mutual Insurance Company. Previously, Mr. Boyle held management positions with General Electric, Occidental Petroleum, and the Wickes Corporation.
John D. Thomas
Mr. Thomas was appointed Vice President, Treasurer, Assistant Secretary and Director of the Purchaser on August 15, 2003. Mr. Thomas has served as Vice President Finance and Treasurer of Cubic since 1992 and as a financial manager of Cubic since 1980.
William L. Hoese
Mr. Hoese was appointed as Secretary of the Purchaser on August 15, 2003. Mr. Hoese has served as Assistant General Counsel of Cubic since March 2003. Prior to joining Cubic, Mr. Hoese served as Senior Vice President and General Counsel of American Tool Companies, Inc. from November 1994 through December 2001. Mr. Hoese has been a Director and a member of the Audit Committee of Nitches, Inc. since 1995.

        The potential Parent Designees listed above will constitute a majority of the Board so long as three of the Company's current directors agree to resign.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information, as of August 21, 2003, regarding beneficial ownership of the shares of Common Stock of each director and each executive officer of the Company named in the Summary Compensation Table below, all directors and executive officers of the Company as a group, and each person who is known by the Company to beneficially own more than five (5%) percent of the Company's Common Stock.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)		Percentage of Outstanding Shares of Common Stock(2)
5% Stockholders:
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	590,464	(3)	7.5%
Franklin Resources, Inc. 77 Mariners Island Blvd. San Mateo, CA 94404	519,200	(4)	6.6%
Steel Partners II, L.P. 150 East 52nd Street, 21st Floor New York, NY 10022	2,290,200	(5)	29.2%
Directors:
Julian J. Demora	489,776	(6)(15)	6.2%
James R. Henderson	5,000	(7)(15)	*
Jesse L. Krasnow	109,252	(8)(15)	1.4%
Warren G. Lichtenstein	2,300,200	(9)(15)	29.3%
Merrill A. McPeak	132,725	(10)(15)	1.6%
Robert F. Mehmel	15,000	(11)(15)	*
Other Named Executive Officers:
Robert L. Collins	50,000	(12)(15)	*
Melissa Van Valkenburgh	73,557	(13)(15)	*
Cubic Corporation CDA Acquisition Corp. 9333 Balboa Avenue San Diego, California 92123	2,897,428	(15)	36.6%
All directors and executive officers as a group (8 persons)	3,175,510	(14)(15)	38.6%

*
Percentage is less than 1% of the total number of outstanding shares of Common Stock.

(1)
The number of shares of Common Stock beneficially owned by each person or entity is determined under rules promulgated by the SEC. Under such rules, beneficial ownership includes any shares as to which the person or entity has sole or shared voting power or investment power, and also includes any shares which the person or entity has the right to acquire within 60 days after August 21, 2003. Any references in these footnotes to stock options held by a person shall refer only to stock options currently exercisable or exercisable within 60 days after August 21, 2003. Unless otherwise indicated, each person or entity referred to above has sole voting and investment power with respect to the shares listed. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of such shares.

(2)
For purposes of this table, the total number of shares outstanding and the number of outstanding shares of Common Stock for each person is adjusted to include the number of shares of Common Stock subject to stock options held by such person.

(3)
On February 12, 2003, Dimensional Fund Advisors Inc. ("Dimensional"), filed a Schedule 13G pursuant to Section 13 of the Exchange Act and the rules promulgated thereunder reporting its beneficial ownership of shares of Common Stock. The Schedule 13G provides that Dimensional, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the "Funds." In its role as investment advisor or manager, Dimensional possesses voting and/or investment power over the securities of the Company that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Company held by the Funds. However, all securities reported in the Schedule 13G are owned by the Funds. Dimensional disclaims beneficial ownership of such securities. Further information related to the ownership of such securities is provided in the Schedule 13G filed by Dimensional on February 12, 2003.

(4)
On January 30, 2003, Franklin Resources, Inc. ("FRI"), filed a Schedule 13G pursuant to Section 13 of the Exchange Act and the rules promulgated thereunder reporting its beneficial ownership of shares of Common Stock. The securities reported on therein are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct and indirect investment advisory subsidiaries (the "Adviser Subsidiaries") of FRI. Such advisory contracts grant to such Adviser Subsidiaries all investment and/or voting power over the Company's securities owned by such advisory clients. Therefore, such Adviser Subsidiaries may be deemed to be, for purposes of Rule 13d-3 under the Exchange Act, the beneficial owner of the securities covered by the Schedule 13G. Further information related to the ownership of these securities is provided in the Schedule 13G filed by FRI on January 30, 2003.

(5)
The foregoing is derived from information provided by Steel Partners II, L.P. Steel Partners II, L.P., reported sole dispositive and voting power over 2,290,200 of such beneficially owned shares of Common Stock. See footnote 9 for a discussion of Warren Lichtenstein's relationship to Steel Partners II, L.P.

(6)
Includes 484,776 shares which are held in trust for the benefit of Mr. Demora and 5,000 shares subject to outstanding stock options.

(7)
Consists of 5,000 shares subject to outstanding stock options.

(8)
Includes 20,100 shares which are held in trust for the benefit of Mr. Krasnow's three children, 84,152 shares held jointly by Mr. Krasnow and his wife, and 5,000 shares subject to outstanding stock options.

(9)
Includes shares described in (5) and 5,000 shares owned directly by Mr. Lichtenstein and 5,000 shares subject to outstanding stock options. Mr. Lichtenstein is the managing member of Steel Partners LLC, which is the general partner of Steel Partners II, LP, and as a result, may be considered the beneficial owner of the shares held by Steel Partners II, LP, although Mr. Lichtenstein disclaims such beneficial ownership, except as to his pecuniary interest therein.

(10)
Includes 95,000 shares subject to outstanding stock options.

(11)
Consists of 15,000 shares subject to outstanding stock options.

(12)
Includes 50,000 shares subject to outstanding stock options.

(13)
Includes 73,000 shares subject to outstanding stock options.

(14)
Includes the shares described in notes 6-13 above.

(15)
Each of the Company's executive officers and directors and trusts or affiliates of such directors, who together hold voting and dispositive power with respect to an aggregate of 2,897,428 shares,

  as an inducement for the execution and delivery of the Merger Agreement by Cubic Corporation and CDA Acquisition Corp., entered into Stockholder Tender Agreements. Pursuant to their respective Stockholder Tender Agreements, the signatories have agreed to tender their Shares to CDA Acquisition Corp. and vote, and to also cause any person that they or any of their affiliates of associates controls to vote, their shares in accordance with the terms of the Stockholder Tender Agreement.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Directors

        The following table and narrative sets forth information regarding the principal occupation, other directorships, committee memberships and age of each of the current directors of the Company.

(As of August 26, 2003)

Name	Age
Julian J. Demora	77
James R. Henderson	45
Jesse L. Krasnow	53
Warren G. Lichtenstein	37
Merrill A. McPeak	67
Robert F. Mehmel	41

        Julian J. Demora became a director in 1992. Mr. Demora is President of the construction and development company, Key Realty and Development, Inc.

        James R. Henderson became a director in 1999. Mr. Henderson has been employed by Steel Partners, Ltd., for 3 years and is currently the Vice President of Operations. He was previously employed for 3 years by Ayden Corporation, most recently as President and Chief Operating Officer. Prior to that he was employed by Unisys Corporation. Mr. Henderson has been on the Board of Directors since 1999. Mr. Henderson served as Interim Chief Executive Officer from July 1, 2002 until March 2, 2003. Mr. Henderson continued to serve as a consultant to ECC through June 30, 2003, at which time his Consulting Agreement was terminated. See "Employment and Severance Agreements." Mr. Henderson serves on the Board of Directors of SL Industries, Inc.

        Jesse L. Krasnow became a director in 1976. Mr. Krasnow is a Partner in the private investment firm of Sirius LLC.

        Warren G. Lichtenstein became a director in 1999. Mr. Lichtenstein has been a managing member of Steel Partners LLC, which is the general partner of Steel Partners II, LP, since January 1996. Prior to that, Mr. Lichtenstein was Chairman and a director of Steel Partners, Ltd., from 1993 until January 1996. Mr. Lichtenstein serves on the Boards of Gateway Industries, Inc., WebFinancial Corporation, Tandycrafts, Inc., SL Industries, Inc., and United Industrial, Inc.

        Merrill A. McPeak became a director in 1995. He served over twenty years in senior United States Air Force positions, culminating in four years as Chief of Staff from 1990 through 1994, retiring with the rank of General. General McPeak has served as President of McPeak & Associates, a consulting company, since 1994. General McPeak serves on the Boards of Directors of Tektronix, Inc., and Centerspan Communications, Inc.

        Robert F. Mehmel became a director in 2000. Mr. Mehmel has been an Executive Vice President of Business Operations and Strategy for DRS Technologies since January 2000. Previously, he served as Director of Corporate Development for Jabil Circuit from July 2000 to January 2001. Prior to that, he was Vice President of Planning for L3 Communications from April 1997 to July 2000.

Executive Officers

        The following table sets forth certain information concerning the executive officers of the Company who are not also directors.

Name	Age	Position(s) with Company
Robert L. Collins	56	Chief Executive Officer
Melissa Van Valkenburgh	50	Chief Financial Officer

        Robert L. Collins became Chief Executive Officer on March 3, 2003. Mr. Collins, who retired from active duty as a naval aviator from the United States Marine Corps in 1977, has most recently been president of Taper-Lok Corp. in Houston, Texas. Prior to this, he spent seven years with Compaq Computer Corporation. His last position with Compaq was the Director of Software Business Development for their Industry Standard Server Group. He has also served for sixteen years in numerous positions, including Director of Marketing and Vice President of International Operations for Star Technologies and as Vice President of the Graphicon Division of Star Technologies, a developer of real time computer image generation systems. Mr. Collins holds a B.A. from the University of Texas and an MBA from Harvard University.

        Melissa Van Valkenburgh has been Secretary and Chief Financial Officer since March 1999. Ms. Van Valkenburgh is a Certified Public Accountant who most recently was Controller of Applied Materials Incorporated at their Austin, Texas site. She previously served for 17 years at Rockwell International where she was Controller of several of its Defense Electronic Divisions. Prior to that, she worked in public accounting with Deloitte & Touche for 5 years.

BOARD COMMITTEES AND MEETINGS

        During the fiscal year ended June 30, 2003, the Board held four regular meetings and six special teleconference meetings. Every member of the Board attended at least 75% of the total number of meetings of the Board and of all committees of the Board on which they respectively served. The Company has an Audit Committee and an Organization and Compensation Committee. The Company does not have a Nominating Committee.

Audit Committee

        The principal functions of the Audit Committee are to make recommendations to the Board regarding the appointment of the Company's independent public accountants, review and approve any major changes in accounting policy, review the arrangements for, and the scope and results of, the independent audit, review and approve the independent accountants' proposed fees for audit and non-audit services, and review the Company's policies and procedures for compliance with disclosure requirements with respect to conflicts of interest and for prevention of unethical, questionable or illegal payments. During fiscal year 2003, Messrs. Krasnow, Demora and McPeak composed the Audit Committee of the Board. All members of the Audit Committee are independent and attended all four meetings of that Committee held during fiscal year 2003.

Organization and Compensation Committee

        The principal functions of the Organization and Compensation Committee are to advise and guide the Board in determining executive officer compensation and to assist the Board in the administration of the Company's stock option plans. During fiscal year 2003, Messrs. Henderson, McPeak and Mehmel composed the Organization and Compensation Committee of the Board. During fiscal 2003, the Organization and Compensation Committee held four meetings.

Report of the Audit Committee

        The Audit Committee of the Board of Directors of the Company serves as the representative of the Board of Directors for general oversight of the Company's financial accounting and reporting, systems of internal control, audit process and monitoring compliance with laws and regulations and standards of business conduct. The Board of Directors has adopted a charter for the Audit Committee, which was set out in full in Appendix A of the fiscal year 2001 proxy statement. Management of the Company has primary responsibility for preparing financial statements of the Company as well as the Company's financial reporting process. PricewaterhouseCoopers, LLP, ("PWC") acting as independent auditors, are responsible for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles.

        In this context, the Audit Committee hereby reports as follows:

  1.
  The Audit Committee has reviewed and discussed the audited financial statements for fiscal year 2002 with the Company's management.

  2.
  The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communications with Audit Committees.

  3.
  The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed with PWC the matter of that firm's independence.

  4.
  Based on the review and discussion referred to in Items (1) through (3) above, the Audit Committee recommended to the Board of Directors of the Company, and the Board of Directors has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended June 30, 2002, for filing with the SEC.

        Each of the members of the Audit Committee is independent as defined under the listing standards of the American Stock Exchange.

                      Audit Committee
                      Julian J. Demora
                      Jesse L. Krasnow
                      Merrill A. McPeak

        To date, the Audit Committee has not taken the actions described above with respect to the Company's audited financial statements for fiscal year 2003, but expects to do so prior to the filing of the audited financial statements for fiscal year 2003 with the SEC as part of the Company's filing of its Form 10-K for fiscal year 2003.

COMPENSATION OF DIRECTORS

        Directors who are not employees of the Company receive an annual fee of $20,000 for serving on the Board, a fee of $1,000 for each Board and Committee meeting attended, and $500 for each special teleconference committee meeting that exceeds one-half hour. Effective August 21, 2003, the Board approved an increase in the fee paid to the Audit Committee Chairman, Mr. Jesse L. Krasnow, due to the volume of preparation required for each Audit Committee meeting. The fee for each Audit Committee meeting was increased from $1,000 to $2,000 for the Audit Committee Chairman. The Chairman of the Board, currently Merrill McPeak, is paid annual fees of $40,000 plus $1,000 for each Board and Committee meeting attended and $500 for each special teleconference meeting that exceeds one-half hour. Mr. McPeak does not receive any additional compensation for his participation on the Audit Committee.

        In accordance with the 1997 Director Equity Compensation Plan, upon election the Chairman of the Board receives options to purchase 25,000 shares of Common Stock and thereafter receives options to purchase 5,000 shares of Common Stock for each annual election to the Chairman's position. Other directors elected to the Board receive options to purchase 10,000 shares of Common Stock upon election with exception of Messrs. Lichtenstein and Henderson.

        Beginning in fiscal year 2001, each Board member has the option to make an annual election to receive their compensation in either cash only or half-cash and half-stock. During fiscal year 2003, no election was made to receive compensation in stock.

EXECUTIVE COMPENSATION

Report of the Organization and Compensation Committee

        The Company's Organization and Compensation Committee of the Board is responsible for determining the compensation of, and compensation policies with respect to, the executive officers of the Company, including the Chief Executive Officer. The Organization and Compensation Committee currently consists of Messrs. Henderson, McPeak and Mehmel.

        The objectives of the Company's executive compensation program are to:

  •
  Attract and retain key executives of outstanding abilities who are critical to the long-term success of the Company;

  •
  Align executive compensation with the Company's financial performance, business strategies, values and objectives;

  •
  Enhance the profitability of the Company, and thereby enhance stockholder value, by linking the financial interests of the Company's executives with those of the stockholders; and

  •
  Recognize and reward individual performance and responsibility.

Executive Compensation Program

        The Board, with guidance and input from the Organization and Compensation Committee, approves the executive compensation program on an annual basis, including specified levels of compensation for all executive officers. The Company's executive compensation program has been designed to implement the objectives described above and is composed of the following fundamental elements:

  •
  A base salary that is determined by individual contributions and sustained performance.

  •
  An annual cash bonus that is tied to corporate financial performance as well as the achievement of individual business-related objectives, including ability to address the corporate need to increase profitability.

  •
  A long-term incentive program that rewards executives when stockholder value is created through an increase in the market value of the Company's Common Stock.

        In general, the Organization and Compensation Committee intends that the overall total compensation opportunities provided to the executive officers should reflect competitive compensation for executives with corresponding responsibilities in selected comparable companies. To the extent determined to be appropriate, the Organization and Compensation Committee also considers general economic conditions, the Company's financial performance and the individual's performance in establishing the compensation opportunities of the executive officers. Total compensation opportunities for the executive officers are adjusted over time as necessary to meet this objective. Actual compensation earned by the executive officers reflects both their contributions to the Company's actual stockholder value creation and the Company's actual financial performance. While the targeted total compensation levels for the executive officers are intended to be competitive, compensation paid in any particular year may be more or less than the average, depending upon the Company's actual performance.

Base Salary

        Base salaries for executive officers are reviewed by the Organization and Compensation Committee and are set by the Board at the beginning of each fiscal year. In determining salary adjustments, the Board considers individual performance and contributions to the Company, external competitiveness, company performance and the recommendations of the Organization and Compensation Committee and management. The Board did not award across-the-board salary increases to the Company's executive officers for fiscal year 2003.

Annual Incentive Compensation

        Annual incentives for the Company's executive officers are intended to reflect the Company's belief that management can make significant contributions to enhance stockholder value by achieving Company objectives and maximizing earnings. Accordingly, the Company has developed a management bonus plan that awards cash bonuses based on the achievement of certain objectives, including addressing issues relating to improvement in long-term corporate earnings, actual performance versus budget, order backlog, acquisition of new business and overall Company profitability.

        Bonuses for executive officers are discretionary and are determined annually by the Board after a review of the recommendations of the Organization and Compensation Committee and management. Bonuses were paid in fiscal year 2004 based upon performance in fiscal year 2003.

Long-Term Incentive Compensation

        The Company's long-term incentive compensation program is implemented through the grant of stock options under the Company's 1991 Option Plan, 1986 Non-Qualified Option Plan and 1998 Stock Incentive Plan. This program is intended to align executive interests with the long-term interests of stockholders by linking executive compensation with stockholder enhancement. In addition, the program motivates executives to improve long-term stock market performance by allowing them to develop and maintain a significant, long-term equity ownership position in the Company's Common Stock. Stock options are granted at prevailing market rates and generally will have value only if the Company's stock price increases in the future.

        Stock option awards are reviewed and considered by the Board, guided by input and recommendations from management for each participant, the financial results for the Company and the participant's present equity holdings in the Company. All executive officers, including the Chief Executive Officer, are eligible to receive awards under the Company's 1991 Option Plan and 1998 Stock Incentive Plan.

        Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to its Named Executive Officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. No Named Executive Officer received compensation exceeding this limit in fiscal year 2003. Although the Company does not currently intend to qualify its annual incentive awards as performance-based, it will continue to monitor the impact of Section 162(m) on the Company.

Chief Executive Officer Compensation

        Mr. Collins became the Company's Chief Executive Officer on March 3, 2003. Pursuant to his agreement with the Company, Mr. Collins receives annual base compensation of $200,000 and a bonus of up to 50% of his annual base compensation. For fiscal year 2003, Mr. Collins' bonus was $31,399. See "Employment and Severance Agreements." The Organization and Compensation Committee believes that this compensation package was comparable to those of chief executive officers of selected comparable companies and reflected the Company's qualitative judgment of Mr. Collins' expected contributions to the Company during the term of the agreement.

                      Organization and Compensation Committee
                      James R. Henderson
                      Merrill A. McPeak
                      Robert F. Mehmel

Summary Compensation

        The following table sets forth for each of the last three fiscal years certain information concerning the compensation of the Company's Chief Executive Officer during the fiscal year ended June 30, 2003 and the other executive officers of the Company, whose compensation exceeded $100,000 during the fiscal year ended June 30, 2003 (the "Named Executive Officers").

Summary Compensation Table

			Annual Compensation
Name and Principal Position									Long Term Stock Options	All Other Compensation(1)
	Year		Salary			Bonus
Robert L. Collins Chief Executive Officer	2003	(2)		$61,538			$31,399	(4)	50,000		$64,128
Melissa Van Valkenburgh Vice President, Finance Chief Financial Officer	2003 2002 2001		$ $ $	160,000 160,000 160,000		$ $ $	45,216 48,864 2,500	(4) (5) (6)	0 15,000 8,000	$ $ $	8,713 19,718 71,433
James R. Henderson Former Interim Chief Executive Officer	2003	(3)		$230,000	(7)		$85,000	(8)	5,000		$52,115

(1)
Includes the following: (a) relocation/housing allowance for Messrs. Collins and Henderson of $63,487 and $20,614, respectively; (b) the Company's contributions under the Executive Savings Plan in 2003 for Ms. Van Valkenburgh of $1,385; (c) the Company's match to the 401K Plan in 2003 for Mr. Collins and Ms. Van Valkenburgh of $462 and $2,862, respectively; (d) taxes paid by the Company for Ms. Van Valkenburg of $1,207; (e) life insurance premiums paid for Mr. Collins and Ms. Van Valkenburgh of $129 and $3,259, respectively and (f) Board fees of $31,500 paid to Mr. Henderson.

(2)
Became Chief Executive Officer on March 3, 2003.

(3)
Mr. Henderson served as the Interim Chief Executive Officer of the Company from July 1, 2002 until March 2, 2003. He continued to serve as a consultant to the Company through June 30, 2003. See, "Certain Relationships and Related Transactions" for a description of the Consulting Agreement between Mr. Henderson and the Company.

(4)
Consists of bonuses earned during fiscal year 2003, but paid during fiscal year 2004.

(5)
Consists of bonuses earned during fiscal year 2002, but paid during fiscal year 2003.

(6)
Consists of bonuses earned during fiscal year 2001, but paid during fiscal year 2002.

(7)
The compensation was paid directly to Steel Partners, Ltd. pursuant to the Consulting Agreement dated July 1, 2002.

(8)
Consists of bonus of $75,000 paid to Mr. Henderson in January 2003, and a bonus of $10,000 that was earned during fiscal year 2003 and will be paid in fiscal year 2004.

Option Grants

        The following table sets forth certain information concerning grants of stock options made during the fiscal year ended June 30, 2003 to each of the Named Executive Officers. The Company granted no stock appreciation rights during the fiscal year ended June 30, 2003.

Option Grants In Last Fiscal Year

	Individual Grants
					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year
Name			Exercise Price Per Share(2)	Expiration Date
					5%	10%
Robert L. Collins	50,000	23%	$3.96	3/4/13	$124,521	$315,561
Melissa Van Valkenburgh	15,000	7%	$2.89	12/16/12	$27,263	$69,089
James R. Henderson	5,000	2%	$2.65	8/23/12	$8,333	$21,117

(1)
Amounts reported in these columns represent amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compound rates of appreciation (5% and 10%) on the market value of the Common Stock on the date of option grant over the term of the options. These numbers are calculated based on rules promulgated by the SEC and do not reflect the Company's estimate of future stock price growth. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the timing of such exercise and the future performance of the Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the option holder.

(2)
All options were granted at fair market value as determined by the Board of Directors of the Company on the date of the grant.

Option Exercises and Year-End Values

        No options were exercised by any of the Named Executive Officers during the fiscal year ended June 30, 2003. The following table sets forth certain information concerning the number and value of unexercised options held by each of the Named Executive Officers on June 30, 2003. No stock appreciation rights were exercised during fiscal year 2003 by the Named Executive Officers or were outstanding at year-end.

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values

Name	Number of Securities Underlying Unexercised Options at Fiscal Year End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End(1) Exercisable/Unexercisable
Robert L. Collins	0/50,000	$0/$17,000
Melissa Van Valkenburg	58,000/15,000	$63,550/$21,150
James R. Henderson	5,000/0	$8,250/$0

(1)
Value based on the last sales price per share ($4.30) of the Company's Common Stock on June 30, 2003, as reported on the American Stock Exchange, less the exercise price.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders(1)	508,500	$4.72	299,914
Equity Compensation Plans Not Approved by Security Holders	0	0	0

Total	508,500	$4.72	299,914

(1)
Consists of the Company's 1986 Non-Qualified Option Plan, the 1991 Stock Option Plan and the 1998 Stock Incentive Plan.

Employment and Severance Agreements

        In August 1999, Ms. Melissa Van Valkenburgh entered into an employment agreement with the Company. Pursuant to this agreement, she is entitled to receive continuing base salary, which is currently $160,000 annually, and benefits for up to 24 months in the event of a termination of employment or resignation by Ms. Van Valkenburgh for "good reason" due to a Change in Control (as defined in such agreement). Ms. Van Valkenburgh also entered into a non-competition and non-solicitation agreement pursuant to which she is prohibited from competing with the Company for a period of two years after the termination or cessation of employment from the Company. If consummated, the Offer will be a Change in Control pursuant to Ms. Van Valkenburgh's employment agreement. Pursuant to her employment agreement, "good reason" means significant diminution in Ms. Van Valkenburgh's title, authority or responsibilities or any reduction in base salary.

        On July 1, 2002, Mr. James R. Henderson entered into a consultant agreement with the Company (the "Consulting Agreement"). Mr. Henderson is employed and compensated by Steel Partners, Ltd. From July 1, 2002 to March 2, 2003, Mr. Henderson was the Interim Chief Executive Officer of the Company. Mr. Henderson continued to serve as a consultant to ECC through June 30, 2003, at which time the Consulting Agreement was terminated. Pursuant to the Consulting Agreement, the Company paid Steel Partners, Ltd. $20,000 per month plus necessary and approved travel expenses.

        On February 20, 2003, Mr. Robert L. Collins entered into an employment agreement with the Company for employment as the Company's Chief Executive Officer at an annual salary of $200,000, plus a bonus with a target range of 0% to 50% of his annual salary. Pursuant to this agreement, Mr. Collins is entitled to receive six months of severance should he be removed from his position as a result of a Change in Control (as defined in such agreement) and the elimination or "significant alteration" of his duties. Pursuant to this agreement, "significant alteration" shall mean termination, demotion or relocation of the Company's offices outside a twenty-five (25) mile radius from its current location. If consummated, the Offer will be a change in control pursuant to Mr. Collins' employment agreement.

Stock Performance Graph

        The following graph compares cumulative stockholder return on the Company's Common Stock for the period from July 1, 1999 through June 30, 2003 with the cumulative total return for (i) a peer group index, determined by the Company consisting of CAE, Cubic Corporation, EDO Corporation, Evans & Sutherland Corp., Firearms Training Systems and United Industrial Corporation (the "Peer Group Index") and (ii) the Russell 3000 Aerospace Industry Index (the "Aerospace Industry Index").

        In the preceding fiscal years, the Company's stock performance graph compared the Company's stock performance with the performance of (i) the Russell 2000 Index and (ii) the Russell 3000 Index.

Comparative Five-Year Total Returns*
ECC International Corp., Russell 3000 Aerospace, Peer Group
(Performance results through 06/30/2003)

	1998	1999	2000	2001	2002	2003
ECC	$100.00	$121.15	$103.85	$110.77	$95.38	$132.31
R3000 Aerospace	$100.00	$107.13	$94.66	$125.41	$134.24	$111.22
Peer Group	$100.00	$74.67	$82.06	$51.53	$66.56	$50.11

Assumes $100 invested at the close of trading on the last trading day preceding the first day of the fifth preceding fiscal year in ECC common stock, Russell 3000 Aerospace, and Peer Group.

*
Cumulative total return assumes reinvestment of dividends.

Source: Russell/Mellon Analytical Services

Certain Relationships and Related Transactions

        Pursuant to a Consultant Agreement between James R. Henderson, the Company's former Interim Chief Executive Officer and a Director (the "Consulting Agreement"), the Company paid Steel Partners, Ltd., $20,000 per month plus necessary and approved travel expenses. Warren Lichtenstein, a Director of the Company, is an affiliate of Steel Partners, Ltd., based on his ownership of Steel Partners, Ltd., directly and through Steel Partners II, LP, and by virtue of his positions as President and Chief Executive Officer of Steel Partners, Ltd. Mr. Lichtenstein is the sole managing member of the general partner of Steel Partners II, LP. Mr. Lichtenstein disclaims beneficial ownership of the shares of Common Stock of Steel Partners, Ltd., owned by Steel Partners II, LP. (except to the extent of his pecuniary interest in such shares of Common Stock). The Consulting Agreement was terminated effective June 30, 2003.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires the Company's officers and directors and greater than ten percent stockholders (collectively "Reporting Persons") to file reports of ownership and changes in ownership with the SEC and the American Stock Exchange. Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms furnished to, or any written representations received by, it, the Company believes that with respect to the fiscal year ended June 30, 2003 and all prior fiscal years, all Reporting Persons complied with all applicable filing requirements.

SIGNATURE PAGE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ECC INTERNATIONAL CORP.
By:	/s/ MELISSA VAN VALKENBURGH Melissa Van Valkenburgh Chief Financial Officer

Dated: September 12, 2003

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INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES AND EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
Option Grants In Last Fiscal Year
SIGNATURE PAGE